UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Rosetta Stone Inc.

(Name of Issuer)

Common Stock, $0.00005 par value

(Title of Class of Securities)

777780107

(CUSIP Number)

Voss Capital, LLC

3773 Richmond Avenue, Suite 500

Houston, Texas 77046

(212) 721-0494

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 26, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 777780107

1	NAME OF REPORTING PERSON

VOSS VALUE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		780,539*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

780,539*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

780,539*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%*
14	TYPE OF REPORTING PERSON

PN

* Includes 70,300 Shares underlying certain call options exercisable within sixty days hereof.

2

CUSIP No. 777780107

1	NAME OF REPORTING PERSON

VOSS ADVISORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		780,539*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

780,539*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

780,539*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%*
14	TYPE OF REPORTING PERSON

PN

* Includes 70,300 Shares underlying certain call options exercisable within sixty days hereof.

3

CUSIP No. 777780107

1	NAME OF REPORTING PERSON

VOSS ADVISORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		780,539*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

780,539*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

780,539*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%*
14	TYPE OF REPORTING PERSON

OO

* Includes 70,300 Shares underlying certain call options exercisable within sixty days hereof.

4

CUSIP No. 777780107

1	NAME OF REPORTING PERSON

VOSS CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,282,103*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,282,103*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,282,103*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%*
14	TYPE OF REPORTING PERSON

OO

* Includes 70,300 Shares underlying certain call options exercisable within sixty days hereof.

5

CUSIP No. 777780107

1	NAME OF REPORTING PERSON

TRAVIS W. COCKE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,282,103*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,282,103*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,282,103*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%*
14	TYPE OF REPORTING PERSON

IN

* Includes 70,300 Shares underlying certain call options exercisable within sixty days hereof.

6

CUSIP No. 777780107

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.00005 per share (the “Shares”), of Rosetta Stone, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1621 North Kent Street, Suite 1200, Arlington, Virginia 22209.

Item 2.	Identity and Background.
(a)	This statement is filed by:
(i)	Voss Value Fund, L.P., a Texas limited partnership (“Voss Value Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Voss Advisors, LP, a Texas limited partnership (“Voss Advisors”), as the general partner of Voss Value Fund;

(iii)	Voss Advisors GP, LLC, a Texas limited liability company (“Voss GP”), as the general partner of Voss Advisors;

(iv)	Voss Capital, LLC, a Texas limited liability company (“Voss Capital”), as the investment manager of Voss Value Fund and a certain managed account (the “Voss Managed Account”); and

(v)	Travis W. Cocke, as the managing member of Voss Capital and Voss GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 3773 Richmond Avenue, Suite 500, Houston, Texas 77046.

(c)       The principal business of Voss Value Fund is investing in securities. The principal business of Voss Advisors is serving as the general partner of Voss Value Fund. The principal business of Voss GP is serving as the general partner of Voss Advisors. The principal business of Voss Capital is serving as the investment manager of each of Voss Value Fund and the Voss Managed Account. Mr. Cocke serves as the managing member of each of Voss Capital and Voss GP.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Voss Value Fund, Voss Advisors, Voss GP and Voss Capital are organized under the laws of the State of Texas. Mr. Cocke is a citizen of the United States of America.

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CUSIP No. 777780107

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Voss Value Fund and held in the Voss Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 710,239 Shares beneficially owned by Voss Value Fund is approximately $12,075,220, including brokerage commissions. The aggregate purchase price of certain call options exercisable into 70,300 Shares that may be deemed to be beneficially owned by Voss Value Fund, as further described in Item 6 below, is approximately $25,335, including brokerage commissions. The aggregate purchase price of the 501,564 Shares held in the Voss Managed Account is approximately $8,834,798, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 24,059,722 Shares outstanding, as of October 31, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2019.

A.	Voss Value Fund
(a)	As of the close of business on January 6, 2020, Voss Value Fund beneficially owned 780,539 Shares, including 70,300 Shares underlying certain call options.

Percentage: Approximately 3.2%

8

CUSIP No. 777780107

(b)	1. Sole power to vote or direct vote: 780,539
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 780,539
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Voss Value Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Voss Advisors
(a)	Voss Advisors, as the general partner of Voss Value Fund, may be deemed the beneficial owner of the 780,539 Shares owned by Voss Value Fund.

Percentage: Approximately 3.2%

(b)	1. Sole power to vote or direct vote: 780,539
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 780,539
4. Shared power to dispose or direct the disposition: 0

(c)	Voss Advisors has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Voss Value Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Voss GP
(a)	Voss GP, as the general partner of Voss Advisors, may be deemed the beneficial owner of the 780,539 Shares owned by Voss Value Fund.

Percentage: Approximately 3.2%

(b)	1. Sole power to vote or direct vote: 780,539
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 780,539
4. Shared power to dispose or direct the disposition: 0

(c)	Voss GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Voss Value Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Voss Capital
(a)	As of the close of business on January 6, 2020, 501,564 Shares were held in the Voss Managed Account. Voss Capital, as the investment manager of Voss Value Fund, may be deemed to beneficially own the 780,539 Shares owned by Voss Value Fund.

Percentage: Approximately 5.3%

9

CUSIP No. 777780107

(b)	1. Sole power to vote or direct vote: 1,282,103
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,282,103
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Voss Capital through the Voss Managed Account and on behalf of Voss Value Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Mr. Cocke
(a)	Mr. Cocke, as the managing member of each of Voss GP and Voss Capital, may be deemed the beneficial owner of the (i) 780,539 Shares owned by Voss Value Fund and (ii) 501,564 Shares held in the Voss Managed Account.

Percentage: Approximately 5.3%

(b)	1. Sole power to vote or direct vote: 1,282,103
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,282,103
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Cocke has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Voss Value Fund and through the Voss Managed Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Voss Value Fund purchased exchange-listed American-style call options referencing 70,300 Shares, which have an exercise price of $20 and expire on February 21, 2020, as further detailed in Schedule A, which is incorporated herein by reference.

Voss Value Fund sold exchange-listed American-style call options referencing 20,000 Shares, which have an exercise price of $15 and expire on March 20, 2020, as further detailed in Schedule A, which is incorporated herein by reference.

Voss Value Fund sold exchange-listed American-style call options referencing 10,000 Shares, which have an exercise price of $17.5 and expire on March 20, 2020, as further detailed in Schedule A, which is incorporated herein by reference.

10

CUSIP No. 777780107

Voss Value Fund sold exchange-listed American-style call options referencing 11,000 Shares, which have an exercise price of $20 and expire on March 20, 2020, as further detailed in Schedule A, which is incorporated herein by reference.

Voss Value Fund sold exchange-listed American-style put options referencing 1,100 Shares, which have an exercise price of $15 and expire on March 20, 2020, as further detailed in Schedule A, which is incorporated herein by reference.

Voss Value Fund sold exchange-listed American-style put options referencing 20,000 Shares, which have an exercise price of $17.5 and expire on March 20, 2020, as further detailed in Schedule A, which is incorporated herein by reference.

Voss Value Fund sold exchange-listed American-style put options referencing 25,000 Shares, which have an exercise price of $15 and expire on June 19, 2020, as further detailed in Schedule A, which is incorporated herein by reference.

On January 6, 2020, the Reporting Persons entered into a Joint Filing Agreement. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Voss Value Fund, L.P., Voss Advisors, LP, Voss Advisors GP, LLC, Voss Capital, LLC and Travis W. Cocke, dated January 6, 2020.

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CUSIP No. 777780107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2020

Voss Value Fund, L.P.

By:	Voss Capital, LLC Investment Manager

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

Voss Advisors, LP

By:	Voss Advisors GP, LLC General Partner

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

Voss Advisors GP, LLC

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

Voss Capital LLC

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

/s/ Travis W. Cocke
Travis W. Cocke

12

CUSIP No. 777780107

Schedule A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

Voss Value Fund, L.P.

Sale of June 2020 Call Option ($17.5 Strike Price)[1]	(100)	1.3500	11/07/2019
Purchase of Common Stock	2,021	14.4300	11/08/2019
Purchase of Common Stock	2,830	14.3400	11/08/2019
Sale of Common Stock Upon Exercise of November 2019 Put Option ($20 Strike Price)	(6,100)	20.0000	11/15/2019
Sale of Common Stock Upon Exercise of November 2019 Put Option ($17.5 Strike Price)	(4,600)	17.5000	11/15/2019
Purchase of Common Stock	20,000	14.7000	11/19/2019
Purchase of June 2020 Call Option ($17.5 Strike Price)[1]	10,000	1.1000	11/21/2019
Purchase of December 2019 Call Option ($20 Strike Price)[2]	10,000	0.0500	11/21/2019
Purchase of March 2020 Call Option ($17.5 Strike Price)[3]	10,000	0.7500	12/02/2019
Purchase of December 2019 Call Option ($17.5 Strike Price)[2]	10,000	0.1000	12/02/2019
Sale of June 2020 Put Option ($15 Strike Price)[4]	(25,000)	1.2000	12/12/2019
Purchase of March 2020 Call Option ($17.5 Strike Price)[3]	10,000	1.5500	12/18/2019
Purchase of December 2019 Call Option ($17.5 Strike Price)[2]	10,000	0.2500	12/18/2019
Purchase of Common Stock	7,647	18.1600	12/23/2019
Purchase of Common Stock	6,117	18.2400	12/24/2019
Purchase of Common Stock	6,117	18.1400	12/26/2019
Purchase of February 2020 Call Option ($20 Strike Price)[5]	70,300	0.3500	12/31/2019
Purchase of March 2020 Call Option ($20 Strike Price)[3]	100	0.9000	12/31/2019
Purchase of March 2020 Call Option ($22.5 Strike Price)[3]	6,100	0.4000	12/31/2019

Voss capital, llc

(Through the Voss Managed Account)

Purchase of Common Stock	1,828	14.3400	11/08/2019
Sale of Common Stock Upon Exercise of November 2019 Put Option ($20 Strike Price)	(3,900)	20.0000	11/15/2019
Sale of Common Stock Upon Exercise of November 2019 Put Option ($17.5 Strike Price)	(3,000)	17.5000	11/15/2019
Purchase of Common Stock	20,000	14.9300	11/19/2019
Purchase of Common Stock	15,000	15.0700	11/25/2019
Purchase of March 2020 Call Option ($20 Strike Price)[3]	3,900	0.3500	11/26/2019
Purchase of Common Stock	1,000	16.8900	12/16/2019
Purchase of March 2020 Call Option ($22.5 Strike Price)[3]	3,900	0.2500	12/16/2019
Purchase of Common Stock	4,853	18.1600	12/23/2019
Purchase of Common Stock	3,883	18.2400	12/24/2019
Purchase of Common Stock	3,883	18.1400	12/26/2019

1 Represents shares underlying exchange-listed American-style call options. These call options expire on June 19, 2020.

2 Represents shares underlying exchange-listed American-style call options. These call options had an expiration date of December 20, 2019.

3 Represents shares underlying exchange-listed American-style call options. These call options expire on March 20, 2020.

4 Represents shares underlying exchange-listed American-style put options. These put options expire on June 19, 2020.

5 Represents shares underlying exchange-listed American-style call options. These call options expire on February 21, 2020.